Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Three Months Ended March 31,		Years Ended December 31,
(Amounts in millions of dollars)	2015	2014	2014	2013	2012	2011	2010

Net income(a)(b)	2,663	3,335	4,244	11,228	13,648	17,400	14,740
Income tax expenses(a)(b)	1,482	3,597	8,614	14,767	16,747	19,614	13,583
Non-controlling interests	(155)	100	6	293	188	424	313
Equity in income of affiliates (in excess of)/ less than dividends received	(68)	11	29	(775)	272	(149)	(623)
Interest expensed	210	142	536	656	649	862	551
Estimate of the interest within rental expense	102	92	406	357	334	299	268
Amortization of capitalized interest	41	33	160	135	205	280	317

Total(a)(b)	4,275	7,310	13,995	26,661	32,043	38,730	29,149

Interest expensed	210	142	536	656	649	862	551
Capitalized interest	80	85	341	349	333	245	156
Estimate of the interest within rental expense	102	92	406	357	334	299	268
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Fixed charges	392	319	1,283	1,362	1,316	1,406	975

Ratio of earnings to fixed charges(a)(b)	10.91	22.92	10.91	19.57	24.35	27.55	29.90

(a)        Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.

(b)        Figures for 2012, 2011 and 2010 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.